SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934
Report on Form 6-K for 7 June 2004
Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa
(Name and address of registrant's principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F   X             Form 40-F _____
Enclosures:
Trading Statement and Cautionary Announcement : second half earnings expected to be substantially better than first half earnings

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
(ISIN: ZAE000006896)
Share codes:
JSE - SOL
NYSE - SSL
("Sasol" or "the Company")
Trading Statement and Cautionary Announcement : second half earnings expected to be substantially better than first half earnings

When Sasol Limited released its consolidated interim financial results for the six months ended 31 December 2003 on 8 March 2004 it advised in its profit outlook that "the prevailing volatility of the Rand continues to make forecasting difficult. While relatively high oil prices are expected to continue and certain international chemical prices have strengthened, it remains likely that earnings for the full financial year will be substantially lower than the previous year. It is anticipated, however, that earnings in the second half-year will be better than the first six months".

While less volatile, the Rand : US Dollar Exchange rate has been stronger than expected during the second six months of the financial year. However, the adverse effect of the strong Rand was more than offset by the benefit of higher international oil prices, an improvement in the performance of the chemical businesses and reduced costs.

Accordingly, shareholders are advised that the result of the second half year ending 30 June 2004 is expected to be substantially better than the first six months of the financial year. As a result, the result for the year ended 30 June 2004, is now forecast to be materially, as opposed to substantially, lower than the comparable result of the previous financial year.

In accordance with the rules of the JSE Securities Exchange, South Africa, the word "material" in this context means a variance of between 10% and 30%, whereas "substantial" means a variance of 30% or more.

The financial information on which this trading statement is based has not been reviewed or reported on by the Group's auditors. Shareholders are accordingly advised to exercise caution when dealing in Sasol securities until the publication of its financial results for the year ended 30 June 2004 during early September 2004.

Forward-looking statement: In this report we make certain statements that are not historical facts and relate to analyses and other information based on forecasts of future results and estimates of amounts not yet determinable, relating, amongst other things, exchange rates fluctuation to volume growth, increases in market share, total shareholder return and cost reductions. These are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "endeavour" and "project" and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements. Forward-looking statements involve inherent risks and uncertainties and, if one or more of these risks materialise, or should underlying assumptions prove incorrect, actual results may be very different from those anticipated. The factors that could cause our actual results to differ materially from such forward-looking statements are discussed more fully in our most recent annual report under the Securities Exchange Act of 1934 on Form 20-F filed on October 27, 2003 and in other filings with the United States Securities and Exchange Commission.
7 June 2004

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 7 June 2004
By:
/s/ N L Joubert
Name: Nereus Louis Joubert
Title: Company Secretary